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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 14, 2003

MDP ACQUISITIONS PLC
(Translation of registrant's name into English)

Arthur Cox Building
Earlsfort Terrace
Dublin 2
Ireland
Telephone: +353 (1) 618-0000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X            Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No    X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On March 31, 2003, Jefferson Smurfit Group, a subsidiary of registrant, issued a press release announcing the completion of the acquisition of Smurfit-Stone Container Corporation's European assets. A copy of the press release is attached hereto as Exhibit 1.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDP ACQUISITIONS PLC
Date: April 14, 2003	By:	/s/ SAMUEL M. MENCOFF Samuel M. Mencoff Director

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LIST OF EXHIBITS

        The following exhibit has been filed as part of this Form 6-K:

Exhibit	Description
1.	Jefferson Smurfit Group press release, dated March 31, 2003, anouncing the completion of the acquisition of SSCC's European assets.

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LIST OF EXHIBITS